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FOIA CONFIDENTIAL TREATMENT REQUEST

Requested by Immune Design Corp.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

June 30, 2014

BY EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Design Corp.
Confidential Draft Registration Statement on Form S-1
Submitted April 24, 2014, and as amended May 14, 2014 and June 3, 2014
File No. 333-196979

Dear Mr. Riedler:

On behalf of Immune Design Corp. (the “Company”), this letter is in response to the letter from the Staff (the “Staff”), dated June 23, 2014 (the “Comment Letter”), to Carlos Paya, M.D., Ph.D., relating to the Company’s confidential draft registration statement on Form S-1, as submitted to the Securities and Exchange Commission (the “Commission”) on April 24, 2014, and as amended on May 14, 2014 and June 3, 2014 (as amended, the “Draft Registration Statement”). The Company publicly filed its initial registration statement on Form S-1 (the “Registration Statement”) on June 23, 2014 via EDGAR. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR in response to the Comment Letter. For the convenience of the Staff, we are supplementally providing copies of Amendment No. 1 marked to show changes from (i) the Draft Registration Statement and (ii) the Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

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Securities and Exchange Commission	-2-	June 30, 2014

Use of Proceeds, page 38

1.	We note your response to our prior comment 9 and revised disclosure on page 38. Your response states that you anticipate that proceeds of the offering will fully fund the planned Phase 2 clinical trials of CMB305 and the additional Phase 1 clinical trial of G100 in a second indication. Please revise disclosure on page 38 to clearly indicate that you anticipate the proceeds will fully fund these trials through completion.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 of Amendment No. 1 to clarify that it expects that the net proceeds from the offering will fully fund its planned Phase 2 clinical trials of CMB305, the exploratory trial comparing LV305 and CMB305 and the Phase 1 clinical trial of G100 in a second indication.

Therapeutics Application Outside Oncology, page 75

2.	We note your response to our prior comment 6 and revised disclosure on page 75 in which you continue to refer to “a streamlined regulatory pathway.” Please delete this reference, as orphan drug designation does not provide a streamlined regulatory pathway. Alternately, to the extent you refer to another possible FDA designation such as fast-track status, you should separately explain such designation and disclose the basis of your belief that G100 may qualify for the designation. You should also provide similar clarifying disclosure where you reference the streamlined pathway on page 68.

The Company respectfully acknowledges the Staff’s comment and has revised pages 68, 75 and 77 of Amendment No. 1 to remove references to “a streamlined regulatory pathway” and “breakthrough designation.”

Infectious Diseases and Allergy Immunotherapy Programs, page 78

3.	We note your response prior comment 19. Based on the amount you are eligible to receive in milestones payments and the fact that the program is at the Phase 2 stage of clinical trials, the license agreement with MedicaGo appears to be material. Accordingly, please file the license agreement as an exhibit and describe all of the material terms of the agreement in your section describing collaboration agreements on page 82. In addition, please clarify Mitsubishi Tanabe Pharma’s role in the pandemic flu vaccine program and, as applicable, disclose any related agreements between Mitsubishi and the company. Finally, please advise us why the chart on this page no longer indicates that MedicaGo is a partner.

The Company respectfully submits to the Staff that the non-exclusive license agreement (the “Medicago Agreement”) with Medicago, Inc. (“Medicago”) is not a material agreement to the Company and, as such, has removed disclosure regarding Medicago on page 78 of Amendment No. 1. The Medicago Agreement is a non-exclusive license agreement made in the ordinary course of the Company’s business. The Company is continually evaluating potential collaboration partners for the development of product candidates for infectious disease and allergy indications, including pandemic flu, while focusing its business operations on the development of immuno-oncology product candidates. In addition, the potential milestone payments payable to the Company from Medicago are unlikely to be realized in the near term, if at all, and the Company’s business is not substantially dependent on the milestones that it may receive pursuant to the Medicago Agreement. The Company supplementally submits to the Staff that Medicago recently finished its Phase 2 clinical trials in Canada, [***]. The Company supplementally

Confidential Treatment Requested by Immune Design Corp.

Securities and Exchange Commission	-3-	June 30, 2014

submits to the Staff that the first potential milestone payment of $[***] due pursuant to the Medicago Agreement is not due and payable to the Company until [***]. In addition, of the aggregate $9.5 million in potential milestone payments payable to the Company pursuant to the Medicago Agreement, $[***] is not due and payable [***]. As such, the Company respectfully submits that the protracted timeline of receiving any milestone payments makes the Medicago Agreement immaterial to its business operations, not material to a reasonable investor when making an investment decision in the Company, and is not required to be disclosed in Amendment No. 1. The Company respectfully advises the Staff that the Company will also be removing references to any programs with Medicago from its website, in order to conform it to Amendment No. 1. In addition, the Company submits to the Staff that there are no agreements between the Company and Mitsubishi Tanabe Pharma (“Mitsubishi”). Mitsubishi is the parent company of Medicago, and the Medicago Agreement is solely between the Company and Medicago.

4.	Please be advised that you should not include any programs in the chart on page 78 that are immaterial to your business. In this regard, we note that you include four programs, two of which are for preclinical, undisclosed product candidates. With respect to the undisclosed vaccines, if they are material programs, you should disclose them in the chart and on page 82 where you discuss the MedImmune Agreement.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to page 82 of Amendment No. 1 where the Company has disclosed the material terms of its license agreements with MedImmune, including the agreements relating to the two undisclosed vaccine indications. The Company respectfully advises the Staff that it has requested confidential treatment for the indications for which the two undisclosed vaccines relate to and has filed the redacted copies of the two agreements as Exhibits 10.16 and 10.17 to the Registration Statement. As such, while the Company believes the programs with MedImmune are material and belong in the chart on page 78, it respectfully submits to the Staff that disclosing the indications to which they relate is not required.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Seo Salimi at (650) 463-4063. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Carlos Paya, M.D., Ph.D., Immune Design Corp.
Stephen Brady, Immune Design Corp.
Seo Salimi, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP

Confidential Treatment Requested by Immune Design Corp.